SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
GUARANTEED MINIMUM DEATH BENEFIT ENDORSEMENT

This endorsement is part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. Except as stated in this endorsement, it is subject to the provisions contained in the Contract.

The following provision replaces the Contract provision titled “Amount of Death Benefit”:

Amount of Death Benefit
The Death Benefit amount is determined as of the Death Benefit Date, and is equal to the greatest of:

(a)	the Contract Value on the Death Benefit Date, or
(b)	the total Purchase Payments, subject to the limitation set forth below, adjusted for any partial withdrawals, as of the Death Benefit Date.

A partial withdrawal will affect the amount payable under (b) on a basis proportional to the reduction in Contract Value brought about by such withdrawal.  That is, any partial withdrawal will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Contract Value immediately after the withdrawal to the Contract Value immediately before the withdrawal.

Death Benefit Charge
The charge for this optional death benefit is an Asset Charge at the rate shown on the Contract Specifications. The Death Benefit Charge will increase the basic Annual Asset Charge under the Contract. If this endorsement terminates, this Death Benefit Charge will no longer apply.

Designated Funds
A Designated Fund is any Subaccount or Fixed Account that the Company makes available for use with this endorsement. While this endorsement is in effect, the entire Contract Value must be allocated to one or more of the Designated Funds and in accordance with the allocation percentages specified. The Contract Value will be automatically rebalanced once each calendar quarter according to the current target allocations of the Designated Funds elected by the Owner.

The Company reserves the right to change the available Designated Funds on new and existing Contracts and to limit the percentages of Contract Value that may be allocated to the Designated Funds. The Company will notify the Owner in writing upon any such change. Unless otherwise provided, any time there is a change in the Designated Funds, the Contract Value will remain in the previously available Designated Funds. However, any future transfers or Purchase Payments may only be allocated to the Designated Funds then available. Any transfer or allocation of Purchase Payments other than to a Designated Fund will result in termination of this endorsement.

Termination
This endorsement will terminate upon the earliest of:

•	the date we receive the Owner’s written request to terminate this endorsement;
•	the date a Purchase Payment or transfer is allocated other than to a Designated Fund or outside the specified allocation percentages;
•	the Annuity Income Date;
•	the Death Benefit Date; and
•	the date the Contract terminates.

 [/s/ Westley V. Thompson]
[Westley V. Thompson], [President]

11-VA-E-01-NY